Exhibit 99.1

Hanwha Q CELLS and 1366 Technologies Enter into 5-year Supply Agreement

-	Deal Follows Year-Long Strategic Partnership and Collaborative R&D Efforts on the Development and Commercialization of 1366’s Direct Wafer™ Technology

Seoul, South Korea – April 12, 2016 – Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS”) (NASDAQ: HQCL) and 1366 Technologies Inc. (“1366”) today announced that they have entered into a supply agreement in which 1366 will supply up to 700 MW of wafers using 1366’s proprietary Direct Wafer™ technology to Hanwha Q CELLS over a 5-year period. This deal follows a year-long strategic partnership and collaborative R&D efforts to commercialize 1366’s Direct Wafer™ technology with Hanwha Q CELLS’ Q.ANTUM cell technology. 1366 will supply the wafers from its planned US manufacturing facility in New York State, scheduled to be online in 2017.

The agreement ensues months of intense technical collaboration between the two companies during which a series of performance records for the Direct Wafer™ technology were achieved. Hanwha Q CELLS and 1366 jointly reached a maximum efficiency of 19.1% using Direct Wafer™ products in Hanwha Q CELLS’ Q.ANTUM cell, as independently verified by the Fraunhofer ISE.

“This agreement with one of the world’s most respected and innovative solar manufacturers is, no doubt, a significant milestone for our business. It further demonstrates the compelling capabilities of the Direct Wafer™ technology and the readiness of this innovation, and establishes its long-term bearing on the industry,” said Frank van Mierlo, CEO of 1366 Technologies. “We’ve found a strong partner, Hanwha Q CELLS, and we are extremely proud of the work we’ve accomplished together.”

“This agreement aligns with our continuing efforts to bring about world leading technologies that enable solar energy to be more competitive and more affordable,” commented Seong-woo Nam, CEO of Hanwha Q CELLS. “We are pleased with the progress we have made together during the past year and excited about the potential of 1366’s Direct Wafer™ products with Hanwha’s cell and module technologies to deliver further cost reductions and LCOE competitiveness to standard multi-crystalline wafer-based modules.”

Provided that 1366 meets certain terms and conditions related to its wafer qualification and timing of delivery as agreed by both parties, Hanwha Q CELLS’s commitment to purchase up to 700 MW of wafers over a period of 5 years will commence.

1366’s Direct Wafer technology is a transformative manufacturing process that offers significant advantages over traditional cast-and-saw wafer production technologies. The process makes wafers in a single step, pulling them directly from molten silicon instead of today’s multi-step, energy- and capital-intensive approach, resulting in significant wafer production cost savings.

Hanwha Q CELLS' Q.ANTUM technology is based on PERC (Passivated Emitter Rear Cell) architecture and includes many additional technological features for maximum energy yield under real conditions. Q.ANTUM significantly enhances power output, low-light and temperature-behavior, while at the same time offering all of Hanwha Q CELLS' VDE certified quality standards like Anti-PID protection, Hot-spot protect, and Tra.Q laser marking.

# # #

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-quality, high-efficiency solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ). With its diverse international manufacturing facilities in South Korea, Malaysia and China, Hanwha Q CELLS is in a unique position to flexibly address all global markets. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit http://investors.hanwha-qcells.com.

About 1366 Technologies

1366 Technologies Inc. aims to deliver solar at the cost of coal. The company combines breakthrough technology innovations with lean manufacturing processes to make a new class of silicon wafers, the building blocks of solar cells, at a fraction of today’s cost.  Developed by a veteran team of scientists, engineers and entrepreneurs, the company’s novel approach breaks the historic efficiency and cost tradeoffs of photovoltaics. 1366 Technologies is headquartered in Bedford, MA. For more information, please visit www.1366tech.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Hanwha Q CELLS Co., Ltd.